Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	Telephone: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	Facsimile: 604.685.9441
www.westernwindenergy.com

N E W S    R E L E A S E

July 8, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 45,940,507

WESTERN WIND TO SEEK $200 MILLION IN SENIOR SECURED PROJECT FINANCING FOR THE 120 MEGAWATT WINDSTAR PROJECT, TEHACHAPI, CA

Western Wind Energy is pleased to announce that it has engaged The Manufacturers Life Insurance Company (“Manulife”) to arrange up to $200 million in senior secured project financing (“Debt Facility”) to support the construction and operation of the 120 MW Windstar Wind Energy Project located in Tehachapi, California. The term of the Debt Facility would include the construction period plus 20 years and the interest rate would be fixed at a market rate set upon closing. Financial Close will be subject to usual and customary due diligence for a wind project as well as lender approvals. Manulife will syndicate a portion to one or more Institutional Investors to round out the debt facility. A more comprehensive news release will be issued on closing.

About Western Wind Energy Corp.

Western Wind Energy Corp. is a wind energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 120 MW of expansion power purchase agreements in the State of California. Western Wind Energy is in the business of acquiring land sites and technology for the production of electricity from wind energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Financing. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.